Actions Semiconductor Reports Third Quarter 2011 Results
Revenue Up 65% Year-Over-Year and 46% Sequentially

ZHUHAI, China, November 8, 2011 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported its financial results for the third quarter ended September 30, 2011.

All financial results are reported on a U.S. GAAP basis.

Revenue for the third quarter of 2011 increased 46% to $15.3 million, as compared to revenue of $10.5 million for the second quarter of 2011, and 65% from the third quarter of 2010 revenue of $9.3 million.

Net income attributable to Actions Semiconductor's shareholders for the third quarter of 2011 was $2.6 million or $0.04 per ADS. This compares to net income attributable to Actions Semiconductor's shareholders of $0.5 million or $0.007 per ADS, for the second quarter of 2011, and net income attributable to Actions Semiconductor's shareholders of $1.9 million or $0.03 per ADS, for the third quarter of 2010.

During the third quarter of 2011, Actions recorded an impairment charge of $888 thousand for goodwill and in-process R&D technology related to the acquisition of Mavrix Technologies in August 2010.

Actions Semiconductor reported gross margin of 40.6% for the third quarter of 2011, compared to gross margin of 37.9% for the second quarter of 2011, and 40.1% for the third quarter of 2010. The Company ended the third quarter of 2011 with $70.7 million in cash and cash equivalents.  Trading securities, and marketable securities, current and non-current, were $152.1 million at the end of the third quarter.

Since the share repurchase program commenced in 2007, the Company has invested approximately $40.2 million in repurchasing its shares. As of September 30, 2011, approximately 17.1 million American Depositary Shares (ADSs) were repurchased.

“Despite a challenging operating environment for many semiconductor companies, Actions delivered better than expected results for the third quarter,” stated Niccolo Chen, CEO of Actions Semiconductor.   “Strong demand for our products across a number of end markets, especially in our fast growing, automotive/boom box product category, resulted in 46% sequential growth in revenue and increased profitability.   We saw an improvement in our average selling prices during the quarter as our product mix shifted to include more high end products such as our MP4 products targeting gaming applications.  We continued to enjoy leading market share in key markets such as small color display and QVGA MP4 products.  We began shipping commercial volumes of our high definition products during quarter and we are pleased with the overall market acceptance of our products targeting the high end markets.

“As we head into the fourth quarter, like many semiconductor companies, we will manage our business for a cautious demand environment,” concluded Mr. Chen.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

For the fourth quarter of fiscal year 2011 ending December 31, 2011, Actions Semiconductor estimates revenue in the range of $12 to $13 million, gross margin of approximately 40% and operating expenses higher on a sequential basis.

Conference Call Details
Actions Semiconductor's third quarter 2011 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Tuesday, November 8, 2011. To participate in the live call, analysts and investors should dial 877-941-4774 (within U.S.) or 480-629-9760 (outside U.S.) at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's website at www.actions-semi.com.  An audio replay of the call will be available to investors through November 19, 2011 by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering access code 4483427.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense.  Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	At September 30,	At June 30,	At December 31,
	2011	2011	2010
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	70,653	30,719	42,872
Time deposits	-	-	34
Restricted cash	-	36	-
Marketable securities ($nil, $14,680 and $14,296 carried at fair value as of September 30, June 30, 2011 and December 31, 2010 respectively)	136,321	171,026	164,336
Trading securities	526	557	535
Accounts receivable, net	2,541	1,776	1,844
Amount due from a related party	321	312	559
Amount due from equity method investees	81	93	104
Inventories	8,353	8,063	4,832
Prepaid expenses and other current assets	2,874	3,565	3,242
Deferred tax assets	318	261	399
Total current assets	221,988	216,408	218,757

Investment in equity method investees	14,578	14,448	6,401
Other investments	17,331	17,316	2,764
Marketable securities	15,264	14,989	24,831
Rental deposits	49	48	40
Property, plant and equipment, net	31,244	30,927	24,604
Land use right	1,598	1,578	1,554
Acquired intangible assets, net	4,959	5,574	4,318
Deposit paid for acquisition of intangible assets	1,100	1,100	2,408
Deferred tax assets	43	59	88
Goodwill	-	468	468
TOTAL ASSETS	308,154	302,915	286,233

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	7,491	6,869	2,850
Accrued expenses and other current liabilities	5,270	6,232	7,247
Short-term bank loan	12,000	12,000	-
Other liabilities	1,712	2,145	2,502
Income tax payable	451	97	140
Deferred tax liabilities	239	388	446
Total current liabilities	27,163	27,731	13,185

Other liabilities	-	-	83
Deferred tax liabilities	2,786	2,544	2,286
Total liabilities	29,949	30,275	15,554
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	20,945	21,220	24,252
Accumulated other comprehensive income	32,081	28,899	24,420
Retained earnings	225,198	222,549	222,032
Total Actions Semiconductor Co., Ltd. shareholders' equity	278,225	272,669	270,705
Noncontrolling interest	(20)	(29)	(26)
Total equity	278,205	272,640	270,679
TOTAL LIABILITIES AND EQUITY	308,154	302,915	286,233

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Total revenues	15,349	9,298	35,192	26,850
Total cost of revenues	(9,117)	(5,574)	(21,323)	(16,180)
Gross profit	6,232	3,724	13,869	10,670
Other operating income	674	470	1,296	944
Operating expenses:
Research and development	(5,455)	(3,906)	(16,102)	(12,900)
General and administrative	(2,397)	(1,829)	(6,318)	(5,921)
Selling and marketing	(296)	(236)	(888)	(788)
Impairment on goodwill and intangible assets	(888)	-	(888)	-
Total operating expenses	(9,036)	(5,971)	(24,196)	(19,609)
Loss from operations	(2,130)	(1,777)	(9,031)	(7,995)
Other income	1,564	1,072	3,991	1,555
Dividend income from an other investment	-	-	432	-
Investment income from an other investment	268	-	268	-
Fair value change in financial instruments	1	-	3	133
Interest income	3,317	2,427	9,174	7,105
Interest expense	(41)	-	(92)	-
Income before income taxes, equity in net income (loss) of equity method investees and noncontrolling interest	2,979	1,722	4,745	798
Income tax expense	(403)	(370)	(797)	(336)
Equity in net income (loss) of equity method investees	82	1	(776)	(424)
Fair value change in an equity method investee	-	494	-	494
Net income	2,658	1,847	3,172	532
Less: Net (profit) loss attributable to noncontrolling interest	(9)	4	(5)	4
Net income attributable to Actions Semiconductor Co.,Ltd.	2,649	1,851	3,167	536

Net income per share-basic:
Net income attributable to Actions Semiconductor Co.,Ltd.	0.006	0.004	0.008	0.001

Net income per share-diluted:
Net income attributable to Actions Semiconductor Co.,Ltd.	0.006	0.004	0.007	0.001

Basic (per ADS)	0.038	0.026	0.045	0.007
Diluted (per ADS)	0.037	0.025	0.044	0.007

Weighted-average shares used in computation:
Basic	417,128,804	435,141,252	418,556,198	441,018,361
Diluted	430,868,090	450,202,980	436,020,121	457,882,992

Weighted-average ADS used in computation :
Basic	69,521,467	72,523,542	69,759,366	73,503,060
Diluted	71,811,348	75,033,830	72,670,020	76,313,832

Note: Stock compensation recorded in each
expense classification above is as follows:
Research and development	10	(127)	974	1,226
General and administrative	(10)	(32)	254	468
Selling and marketing	-	(8)	49	71
Cost of revenues	1	-	17	-

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,
	2011	2011	2010
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income	2,658	3,172	532
Adjustments to reconcile net income to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	613	1,516	1,386
Amortization of land use right	9	27	25
Amortization of allowance for doubtful accounts receivable	-	-	(102)
Amortization of acquired intangible assets	431	1,209	1,429
Utilization of subsidy from local authorities of Beijing and Zhuhai, the People's Republic of China ("PRC")	(472)	(995)	(225)
Write down of inventories	65	232	-
(Gain) loss on disposal of property, plant and equipment	(4)	3	54
Loss on disposal of intangible assets	2	4	-
Impairment loss recognised in respect of goodwill	420	420	-
Impairment loss recognised in respect of Intangible assets	468	468	-
Investment income from an other investment	(268)	(268)	-
Gain on disposal of other investment	-	(195)	(137)
Equity in net (income) loss of equity method investees	(82)	777	425
Fair value change in an equity method investee	-	-	(494)
Equity compensation	1	1,294	1,765
Fair value change in trading securities	42	40	(12)
Deferred taxes	49	414	374
Proceeds from disposal of trading securities	-	-	5
Purchase of trading securities	-	-	(470)
Changes in operating assets and liabilities:
Accounts receivable	(763)	(694)	(169)
Amount due from a related party	(9)	238	(147)
Notes receivable	-	-	(60)
Inventories	(230)	(3,528)	(733)
Amount due from an equity method investee	13	30	200
Prepaid expenses and other current assets	760	527	(921)
Accounts payable	517	4,445	2,882
Accrued expenses and other current liabilities	84	3,969	(2,840)
Income tax receivable	-	-	(88)
Income tax payable	353	308	(127)
Deposit paid for acquisition of land use right	-	-	(901)
Rental deposit paid	-	(8)	(3)
Net cash provided by operating activities	4,657	13,405	1,648

Investing activities:
Investment in an equity method investees	-	(9,676)	(5,006)
Investment income from an other investment	268	268	-
Proceeds from the disposal of other investments	-	195	1,251
Purchase of other investments	-	(13,727)	-
Proceeds from redemption of marketable securities	45,652	276,331	60,258
Purchase of marketable securities	(9,260)	(234,906)	(77,713)
Proceeds from disposal of property, plant and equipment	33	34	-
Purchase of property, plant and equipment	(1,570)	(12,638)	(4,635)
Purchase of intangible assets	(155)	(1,309)	(1,577)
Deposit paid for acquisition of intangible assets	-	-	(1,976)
Decrease in restricted cash	36	-	-
Decrease in time deposits	-	34	30
Acquisition of a subsidiary, net of cash and cash equivalent acquired	-	-	(937)
Disposal of a subsidiary, net of cash and cash equivalent disposed	-	-	(10,110)
Net cash provided by (used in) investing activities	35,004	4,606	(40,415)

Financing activities:
Proceeds from short-term bank loans	-	12,000	-
Repayment of amount due from a former subsidiary	-	-	11,020
Advance subsidy from local authorities of Shenzhen and Zhuhai, the PRC	-	16	79
Issuance of ordinary shares for share option plan	88	464	171
Repurchase of ordinary shares	(364)	(5,065)	(7,042)
Net cash (used in) provided by financing activities	(276)	7,415	4,228

Net increase (decrease) in cash and cash equivalents	39,385	25,426	(34,539)

Cash and cash equivalents at the beginning of the period	30,719	42,872	87,706

Effect of exchange rate changes on cash	549	2,355	752
Cash and cash equivalents at the end of the period	70,653	70,653	53,919